Exhibit 99.2

# Select Income REIT
## Second Quarter 2014
*Supplemental Operating and Financial Data*





*All amounts in this report are unaudited.*

*145 Rio Robles Drive, San Jose, CA*
*Square Feet: 57,586*
*Tenant: Extreme Networks*

# TABLE OF CONTENTS





# WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, EXTEND OR RENEW THEIR LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

- THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,

- OUR ACQUISITIONS OF PROPERTIES,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- THE CREDIT QUALITIES OF OUR TENANTS, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AFFILIATES INSURANCE COMPANY, OR AIC, AND THEIR RELATED PERSONS AND ENTITIES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND MAY NOT OCCUR AND OUR PENDING ACQUISITIONS AND SALES MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,



# WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- A MAJORITY OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON FAIR MARKET VALUES. THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA PRESENTATION REFLECTS THAT REVENUES FROM OUR PROPERTIES IN HAWAII HAVE GENERALLY INCREASED DURING OUR OWNERSHIP AS THE LEASES FOR THOSE PROPERTIES HAVE BEEN RESET OR RENEWED. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS, AND FUTURE RESET RENTS COULD DECREASE,
- WE MAY NOT SUCCEED IN DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,
- OUR INTENTION TO REDEVELOP CERTAIN OF OUR HAWAII PROPERTIES MAY NOT BE REALIZED OR BE SUCCESSFUL,
- THE UNEMPLOYMENT RATE IN THE UNITED STATES MAY BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE IS REDUCED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,
- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES, OR BECAUSE THOSE PROPERTIES MAY BE OF STRATEGIC IMPORTANCE TO THEM, MAY NOT BE REALIZED,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AGREEMENT AND OUR TERM LOAN AGREEMENT IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE. WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET,
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, AIC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE, AND
- THE MARGINS USED TO DETERMINE THE INTEREST RATE ON OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN AND THE FACILITY FEE WE PAY ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR DEBT LEVERAGE RATIO OR ON OUR CREDIT RATINGS. FUTURE INCREASES IN OUR DEBT LEVERAGE RATIO MAY CAUSE THE INTEREST WE PAY TO INCREASE. WE DO NOT CURRENTLY HAVE ANY CREDIT RATINGS; THERE CAN BE NO ASSURANCES THAT WE WILL OBTAIN CREDIT RATINGS IN THE FUTURE OR WHAT THOSE RATINGS MAY BE IF WE DO.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

45101 – 45301 Warp Drive, Sterling, VA
Square Feet: 337,228
Tenant: Orbital Sciences Corp.

## CORPORATE INFORMATION



## The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns and invests in lands and properties that are primarily net leased to single tenants. As of June 30, 2014, we owned 50 properties (280 buildings, leasable land parcels and easements) with approximately 27.0 million rentable square feet located in 21 states, including 11 properties (229 buildings, leasable land parcels and easements) with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

## Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of June 30, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,230 properties located in 47 states, Washington, D.C., Puerto Rico, Canada and Australia. In addition to managing SIR, RMR manages Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. and owns 35.9% of our common shares, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR is also currently providing management services to CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties. In addition, RMR provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $25 billion as of June 30, 2014. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

## Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

## Stock Exchange Listing:

New York Stock Exchange

## NYSE Trading Symbol:

Common Shares – SIR

## Portfolio Data (as of 6/30/2014):

| | |
|---|---|
| Total properties | 50 |
| Total sq. ft. (000s) | 27,040 |
| Percent leased | 96.1% |



# INVESTOR INFORMATION

## Board of Trustees

Donna D. Fraiche
*Independent Trustee*

William A. Lamkin
*Independent Trustee*

Jeffrey P. Somers
*Independent Trustee*

Barry M. Portnoy
*Managing Trustee*

Adam D. Portnoy
*Managing Trustee*

## Senior Management

David M. Blackman
*President and Chief Operating Officer*

John C. Popeo
*Treasurer and Chief Financial Officer*

## Contact Information

**Investor Relations**
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

**Inquiries**
Financial inquiries should be directed to John C. Popeo,
Treasurer and Chief Financial Officer, at (617) 796-8303
or jpopeo@sirreit.com.

Investor and media inquiries should be directed to
Jason Fredette, Director, Investor Relations at
(617) 796-8320 or jfredette@sirreit.com.



RESEARCH COVERAGE

## Equity Research Coverage

**Bank of America / Merrill Lynch**
James Feldman
(646) 855-5808
james.feldman@baml.com

**MLV & Co.**
Jonathan Petersen
(646) 556-9185
jpetersen@mlvco.com

**Morgan Stanley**
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

**RBC Capital Markets**
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

**Wells Fargo Securities, LLC**
Brendan Maiorana
(443) 263-6516
brendan.maiorana@wellsfargo.com

*SIR is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts.*



1920 & 1930 West University Avenue, Tempe, AZ
Square Feet: 100,500
Tenant: US Airways, Inc.

# FINANCIAL INFORMATION

# KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)



| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 | 6/30/2013 |
| **Shares Outstanding:** | | | | | |
| Common shares outstanding (at end of period) [1] | 59,889 | 49,868 | 49,830 | 49,830 | 39,293 |
| Weighted average common shares outstanding [1] | 54,178 | 49,841 | 49,830 | 49,686 | 39,288 |
| | | | | | |
| **Common Share Data:** | | | | | |
| Price at end of period | $ 29.64 | $ 30.27 | $ 26.74 | $ 25.80 | $ 28.04 |
| High during period | $ 31.47 | $ 30.52 | $ 28.16 | $ 28.24 | $ 30.14 |
| Low during period | $ 27.77 | $ 26.26 | $ 24.77 | $ 23.79 | $ 26.01 |
| Annualized dividends paid per share [2] | $ 1.92 | $ 1.84 | $ 1.84 | $ 1.76 | $ 1.76 |
| Annualized dividend yield (at end of period) [2] | 6.5% | 6.1% | 6.9% | 6.8% | 6.3% |
| Annualized Normalized FFO multiple (at end of period) [3] | 11.3x | 10.4x | 10.2x | 9.7x | 9.1x |
| Annualized NOI / total market capitalization [4] | 8.4% | 7.7% | 8.5% | 9.0% | 8.6% |
| | | | | | |
| **Market Capitalization:** | | | | | |
| Total debt (book value) | $ 443,103 | $ 714,232 | $ 536,147 | $ 457,309 | $ 612,471 |
| Plus: market value of common shares (at end of period) | 1,775,110 | 1,509,504 | 1,332,454 | 1,285,614 | 1,101,776 |
| Total market capitalization | $ 2,218,213 | $ 2,223,736 | $ 1,868,601 | $ 1,742,923 | $ 1,714,247 |
| Total debt / total market capitalization | 20.0% | 32.1% | 28.7% | 26.2% | 35.7% |
| | | | | | |
| **Book Capitalization:** | | | | | |
| Total debt | $ 443,103 | $ 714,232 | $ 536,147 | $ 457,309 | $ 612,471 |
| Plus: total shareholders' equity | 1,486,303 | 1,201,988 | 1,198,691 | 1,197,526 | 911,924 |
| Total book capitalization | $ 1,929,406 | $ 1,916,220 | $ 1,734,838 | $ 1,654,835 | $ 1,524,395 |
| Total debt / total book capitalization | 23.0% | 37.3% | 30.9% | 27.6% | 40.2% |
| | | | | | |
| **Selected Balance Sheet Data:** | | | | | |
| Total assets | $ 1,996,891 | $ 1,984,315 | $ 1,801,859 | $ 1,715,151 | $ 1,580,773 |
| Total liabilities | $ 510,588 | $ 782,327 | $ 603,168 | $ 517,625 | $ 668,849 |
| Gross book value of real estate assets [5] | $ 1,992,132 | $ 1,782,463 | $ 1,782,309 | $ 1,697,426 | $ 1,551,617 |
| Total debt / gross book value of real estate [5] | 22.2% | 40.1% | 30.1% | 26.9% | 39.5% |

[1] Includes shares issued under our equity compensation plan, annual incentive management fees paid in shares and beginning in 2014, and the portion of monthly business management fees paid in shares.
  In the second quarter of 2014 and the third quarter of 2013, we sold 10,000 and 10,500 of our common shares, respectively, in public offerings.

[2] The amounts stated reflect the amounts paid during the period.

[3] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.

[4] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[5] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

# KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)



| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 | 6/30/2013 |
| **Selected Income Statement Data:** | | | | | |
| Total revenues | $ 56,557 | $ 53,028 | $ 49,933 | $ 48,584 | $ 45,946 |
| NOI [1] | $ 46,572 | $ 43,049 | $ 39,723 | $ 39,297 | $ 36,935 |
| Adjusted EBITDA [2] | $ 43,498 | $ 40,175 | $ 36,720 | $ 36,522 | $ 34,449 |
| NOI margin [3] | 82.3% | 81.2% | 79.6% | 80.9% | 80.4% |
| Net income | $ 30,208 | $ 25,058 | $ 24,079 | $ 23,594 | $ 22,787 |
| Normalized FFO [4] | $ 39,228 | $ 36,385 | $ 32,660 | $ 33,065 | $ 30,434 |
| Common distributions paid [5] | $ 23,938 | $ 22,922 | $ 22,922 | $ 21,909 | $ 17,284 |
| **Per Share Data:** | | | | | |
| Net income | $ 0.56 | $ 0.50 | $ 0.48 | $ 0.47 | $ 0.58 |
| Normalized FFO [4] | $ 0.72 | $ 0.73 | $ 0.66 | $ 0.66 | $ 0.77 |
| Common distributions paid [5] | $ 0.48 | $ 0.46 | $ 0.46 | $ 0.44 | $ 0.44 |
| Normalized FFO payout ratio [4] | 61.0% | 63.0% | 70.2% | 66.3% | 56.8% |
| **Coverage Ratios:** | | | | | |
| Adjusted EBITDA [2] / interest expense | 12.0x | 12.0x | 11.2x | 11.3x | 9.1x |
| Total Debt / annualized Adjusted EBITDA [2] | 2.5x | 4.4x | 3.7x | 3.1x | 4.4x |

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[2] See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount. Adjustments were made to prior period amounts to conform to current period Adjusted EBITDA calculation.

[3] NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[4] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with GAAP to those amounts.

[5] The amounts stated reflect the amounts paid during the period.



# CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| ASSETS | | |
| Real estate properties: | | |
| Land | $ 754,759 | $ 732,509 |
| Buildings and improvements | 1,098,719 | 913,948 |
| | 1,853,478 | 1,646,457 |
| Accumulated depreciation | (80,162) | (67,223) |
| | 1,773,316 | 1,579,234 |
| Acquired real estate leases, net | 125,571 | 129,426 |
| Cash and cash equivalents | 20,804 | 20,025 |
| Restricted cash | 42 | 42 |
| Rents receivable, net of allowance for doubtful accounts of $1,100 and $936, respectively | 59,557 | 55,335 |
| Deferred leasing costs, net | 6,024 | 5,599 |
| Deferred financing costs, net | 3,845 | 4,834 |
| Other assets | 7,732 | 7,364 |
| Total assets | $ 1,996,891 | $ 1,801,859 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Revolving credit facility | $ 74,000 | $ 159,000 |
| Term loan | 350,000 | 350,000 |
| Mortgage notes payable | 19,103 | 27,147 |
| Accounts payable and accrued expenses | 19,107 | 20,655 |
| Assumed real estate lease obligations, net | 27,020 | 26,966 |
| Rents collected in advance | 9,043 | 8,637 |
| Security deposits | 10,217 | 8,359 |
| Due to related parties | 2,098 | 2,404 |
| Total liabilities | 510,588 | 603,168 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Common shares of beneficial interest, $0.01 par value: 75,000,000 shares authorized, 59,888,823 and 49,829,541 shares issued and outstanding, respectively | 599 | 498 |
| Additional paid in capital | 1,439,958 | 1,160,894 |
| Cumulative net income | 199,609 | 144,343 |
| Cumulative other comprehensive income (loss) | 16 | (25) |
| Cumulative common distributions | (153,879) | (107,019) |
| Total shareholders' equity | 1,486,303 | 1,198,691 |
| Total liabilities and shareholders' equity | $ 1,996,891 | $ 1,801,859 |

# CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar and share amounts in thousands, except per share data)



| | For the Three Months Ended June 30, | | For the Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2014 | 2013 | 2014 | 2013 |
| **Revenues** | | | | |
| Rental income | $ 48,465 | $ 38,706 | $ 93,528 | $ 76,164 |
| Tenant reimbursements and other income | 8,092 | 7,240 | 16,057 | 13,642 |
| Total revenues | 56,557 | 45,946 | 109,585 | 89,806 |
| | | | | |
| **Expenses** | | | | |
| Real estate taxes | 5,483 | 5,159 | 10,935 | 9,785 |
| Other operating expenses | 4,502 | 3,852 | 9,029 | 7,100 |
| Depreciation and amortization | 10,495 | 7,295 | 19,789 | 13,960 |
| Acquisition related costs | 136 | 156 | 374 | 689 |
| General and administrative [1] | 2,198 | 2,957 | 7,374 | 5,676 |
| Total expenses | 22,814 | 19,419 | 47,501 | 37,210 |
| | | | | |
| Operating income | 33,743 | 26,527 | 62,084 | 52,596 |
| | | | | |
| Interest expense (including amortization of debt premiums and deferred financing fees of $399, $385, $804 and $721, respectively) | (3,634) | (3,779) | (6,992) | (7,252) |
| Gain on early extinguishment of debt | - | - | 243 | - |
| Income before income tax expense and equity in earnings of an investee | 30,109 | 22,748 | 55,335 | 45,344 |
| Income tax expense | (19) | (40) | (90) | (80) |
| Equity in earnings of an investee | 118 | 79 | 21 | 155 |
| Net income | $ 30,208 | $ 22,787 | $ 55,266 | $ 45,419 |
| | | | | |
| Weighted average common shares outstanding | 54,178 | 39,288 | 52,021 | 39,285 |
| | | | | |
| Net income per common share | $ 0.56 | $ 0.58 | $ 1.06 | $ 1.16 |
| | | | | |
| **Additional Data:** | | | | |
| General and administrative expenses / total revenues [1] | 3.9% | 6.4% | 6.7% | 6.3% |
| General and administrative expenses / total assets (at end of period) [1] | 0.1% | 0.2% | 0.4% | 0.4% |
| | | | | |
| Non cash straight line rent adjustments [2] | $ 4,595 | $ 3,034 | $ 8,057 | $ 5,655 |
| Lease value amortization included in rental income [2] | $ 60 | $ (226) | $ 77 | $ (496) |
| Lease termination fees included in rental income | $ - | $ - | $ - | $ - |
| Capitalized interest expense | $ - | $ - | $ - | $ - |

[1] General and administrative expense includes estimated incentive fees under our business management agreement which are earned and payable in common shares after the end of each calendar year.

[2] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.



# CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

| | For the Six Months Ended June 30, | |
| --- | --- | --- |
| | 2014 | 2013 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 55,266 | $ 45,419 |
| Adjustments to reconcile net income to cash provided by operating activities | | |
| Depreciation | 12,950 | 9,327 |
| Net amortization of debt premiums and deferred financing fees | 804 | 721 |
| Amortization of acquired real estate leases | 6,326 | 4,756 |
| Amortization of deferred leasing costs | 464 | 402 |
| Provision for losses on rents receivable | 165 | 46 |
| Straight line rental income | (8,057) | (5,655) |
| Gain on early extinguishment of debt | (243) | - |
| Other non-cash expenses | 1,404 | 746 |
| Equity in earnings of equity investments | (21) | (155) |
| Change in assets and liabilities: | | |
| Rents receivable | 3,670 | (1,425) |
| Deferred leasing costs | (889) | (1,175) |
| Other assets | 590 | (1,268) |
| Due from related parties | - | 444 |
| Accounts payable and accrued expenses | (886) | 1,056 |
| Rents collected in advance | 406 | (756) |
| Security deposits | 1,858 | 300 |
| Due to related parties | 151 | (230) |
| Net cash provided by operating activities | 73,958 | 52,553 |
| | | |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Real estate acquisitions | (208,816) | (162,925) |
| Real estate improvements | (1,436) | (2,534) |
| Investment in Affiliates Insurance Company | (825) | - |
| Net cash used in investing activities | (211,077) | (165,459) |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Proceeds from issuance of common shares, net | 277,373 | (96) |
| Proceeds from borrowings | 228,000 | 163,000 |
| Repayments of borrowings | (320,615) | (23,108) |
| Deferred financing fees | - | (1,194) |
| Distributions to common shareholders | (46,860) | (33,783) |
| Net cash provided by financing activities | 137,898 | 104,819 |
| | | |
| Increase (decrease) in cash and cash equivalents | 779 | (8,087) |
| Cash and cash equivalents at beginning of period | 20,025 | 20,373 |
| Cash and cash equivalents at end of period | $ 20,804 | $ 12,286 |
| | | |
| SUPPLEMENTAL DISCLOSURES: | | |
| Interest paid | $ 6,296 | $ 6,245 |
| Income taxes paid | $ 93 | $ 305 |

# DEBT SUMMARY

(dollars in thousands)



| | Coupon Rate [1] | Interest Rate [2] | Principal Balance [3] | Maturity Date | Due at Maturity | Years to Maturity |
|---|---|---|---|---|---|---|
| **Debt as of June 30, 2014:** | | | | | | |
| | | | | | | |
| Unsecured Floating Rate Debt: | | | | | | |
| Revolving credit facility (LIBOR + 130 bps) [4] | 1.450% | 1.450% | $ 74,000 | 3/11/2016 | $ 74,000 | 1.7 |
| Term loan (LIBOR + 155 bps) [5] | 1.700% | 1.700% | 350,000 | 7/11/2017 | 350,000 | 3.0 |
| Subtotal / weighted average floating rate debt | 1.656% | 1.656% | 424,000 | | 424,000 | 2.8 |
| | | | | | | |
| Secured Fixed Rate Debt: | | | | | | |
| One property (2 buildings) in Carlsbad, CA | 5.950% | 4.200% | 18,115 | 9/1/2017 | 17,314 | 3.2 |
| | | | | | | |
| Total / weighted average debt | 1.832% | 1.761% | $ 442,115 | | $ 441,314 | 2.8 |

[1] Reflects the interest rate stated in, or determined pursuant to, the contract terms.

[2] Includes the effect of mark to market accounting for our mortgage notes payable as of the date we assumed the mortgage debt. Excludes upfront transaction costs.

[3] Secured debt excludes unamortized premiums of $988; total debt outstanding as of June 30, 2014, including unamortized premiums, was $443,103.

[4] Represents amounts outstanding on our $750,000 revolving credit facility at June 30, 2014. Interest rate is as of June 30, 2014 and excludes the 30 bps annual facility fee. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[5] Represents amounts outstanding on our $350,000 term loan at June 30, 2014. Interest rate is as of June 30, 2014.

# DEBT MATURITY SCHEDULE

(dollars in thousands)



| | Scheduled Principal Payments As of June 30, 2014 | | |
| Year | Unsecured Floating Rate Debt | Secured Fixed Rate Debt [3] | Total [3] |
|---|---|---|---|
| 7/1/2014 - 12/31/2014 | $ - | $ 115 | $ 115 |
| 2015 | - | 245 | 245 |
| 2016 | 74,000 [1] | 257 | 74,257 |
| 2017 | 350,000 [2] | 17,498 | 367,498 |
| 2018 | - | - | - |
| Total | $ 424,000 | $ 18,115 | $ 442,115 |
| | | | |
| Percent | 95.9% | 4.1% | 100.0% |

[1] Represents amounts outstanding on our $750,000 revolving credit facility at June 30, 2014. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[2] Represents amounts outstanding on our $350,000 term loan at June 30, 2014. Our term loan is prepayable without penalty at any time.

[3] Secured debt excludes unamortized premiums of $988; total debt outstanding as of June 30, 2014, including unamortized premiums, was $443,103.



# LEVERAGE AND COVERAGE RATIOS

| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 | 6/30/2013 |
| **Leverage Ratios:** | | | | | |
| Total debt / total market capitalization | 20.0% | 32.1% | 28.7% | 26.2% | 35.7% |
| Total debt / total book capitalization | 23.0% | 37.3% | 30.9% | 27.6% | 40.2% |
| Total debt / gross book value of real estate assets [1] | 22.2% | 40.1% | 30.1% | 26.9% | 39.5% |
| Variable rate debt / total assets | 21.2% | 35.0% | 28.2% | 25.1% | 37.0% |
| Secured fixed rate debt / total assets | 1.0% | 1.0% | 1.5% | 1.6% | 1.7% |
| Total debt / total assets | 22.2% | 36.0% | 29.8% | 26.7% | 38.7% |
| **Coverage Ratios:** | | | | | |
| Adjusted EBITDA [2] / interest expense | 12.0x | 12.0x | 11.2x | 11.3x | 9.1x |
| Total debt / annualized Adjusted EBITDA [2] | 2.5x | 4.4x | 3.7x | 3.1x | 4.4x |

[1] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

[2] See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount. Adjustments were made to prior period amounts to conform to current period Adjusted EBITDA calculation.



# CAPITAL EXPENDITURES SUMMARY

(amounts in thousands)

| | For the Three Months Ended | | | | |
| --- | --- | --- | --- | --- | --- |
| | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 | 6/30/2013 |
| Tenant improvements [1] | $ 37 | $ - | $ 142 | $ 679 | $ 656 |
| Leasing costs [2] | 544 | 345 | 291 | 176 | 956 |
| Building improvements [3] | 218 | 71 | 345 | 137 | 71 |
| Recurring capital expenditures | 799 | 416 | 778 | 992 | 1,683 |
| Development, redevelopment and other activities [4] | 298 | 78 | 1,026 | 691 | 363 |
| Total capital expenditures | $ 1,097 | $ 494 | $ 1,804 | $ 1,683 | $ 2,046 |

[1] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs, such as brokerage commissions, legal costs and tenant inducements.

[3] Building improvements generally include: (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenues.

# ACQUISITIONS INFORMATION SINCE 1/1/2014

(dollars and sq. ft. in thousands, except per sq. ft. amounts)



| Date Acquired | Location | Number of Properties | Buildings | Sq. Ft. | Purchase Price [1] | Purchase Price [1] / Sq. Ft. | Cap Rate [2] | Weighted Average Remaining Lease Term in Years [3] | Percent Leased [4] | Tenant |
|---|---|---|---|---|---|---|---|---|---|---|
| 4/1/2014 | Naperville, IL | 1 | 1 | 820 | $ 187,500 | $ 229 | 8.7% | 15.0 | 100.0% | Tellabs, Inc. |
| 4/9/2014 | Mahwah, NJ | 1 | 1 | 167 | 20,360 | 122 | 7.6% | 9.1 | 100.0% | The NET-A-PORTER Group LLC |
| Total / Weighted Average | | 2 | 2 | 987 | $ 207,860 | $ 211 | 8.6% | 14.5 | 100.0% | |

[1] Represents the gross contract purchase price, excluding acquisition costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases as of the date of acquisition, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of any assumed debt and excluding acquisition related costs.

[3] Average remaining lease term in years is weighted based on rental revenues as of the date acquired.

[4] Percent leased as of the date acquired.

2235 Iron Point Road, Folsom, CA
Square Feet: 96,022
Tenant: Micron Technology, Inc.

# PORTFOLIO INFORMATION


Micron

# PORTFOLIO SUMMARY BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

| Key Statistic | As of and For the Three Months Ended June 30, 2014 | | |
| --- | --- | --- | --- |
| | Hawaii Properties | Mainland Properties | Total |
| Number of properties | 11 | 39 | 50 |
| Percent of total | 22.0% | 78.0% | 100.0% |
| | | | |
| Leasable buildings, land parcels and easements | 229 | 51 | 280 |
| Percent of total | 81.8% | 18.2% | 100.0% |
| | | | |
| Total square feet | 17,793 | 9,247 | 27,040 |
| Percent of total | 65.8% | 34.2% | 100.0% |
| | | | |
| Leased square feet | 16,733 | 9,247 | 25,980 |
| Percent leased | 94.0% | 100.0% | 96.1% |
| | | | |
| Total revenues | $ 21,006 | $ 35,551 | $ 56,557 |
| Percent of total | 37.1% | 62.9% | 100.0% |
| | | | |
| NOI [1] | $ 16,632 | $ 29,940 | $ 46,572 |
| Percent of total | 35.7% | 64.3% | 100.0% |

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

# SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

| | As of and For the Three Months Ended [1] | | As of and For the Six Months Ended [2] | |
|---|---|---|---|---|
| | 6/30/2014 | 6/30/2013 | 6/30/2014 | 6/30/2013 |
| **Number of Properties:** | | | | |
| Hawaii Properties | 11 | 11 | 11 | 11 |
| Mainland Properties | 33 | 33 | 30 | 30 |
| Total | 44 | 44 | 41 | 41 |
| | | | | |
| **Leasable buildings, land parcels and easements:** | | | | |
| Hawaii Properties | 229 | 229 | 229 | 229 |
| Mainland Properties | 43 | 43 | 38 | 38 |
| Total | 272 | 272 | 267 | 267 |
| | | | | |
| **Square Feet:** [3] | | | | |
| Hawaii Properties | 17,793 | 17,793 | 17,793 | 17,793 |
| Mainland Properties | 7,598 | 7,598 | 6,819 | 6,819 |
| Total | 25,391 | 25,391 | 24,612 | 24,612 |
| | | | | |
| **Percent Leased:** [4] | | | | |
| Hawaii Properties | 94.0% | 93.5% | 94.0% | 93.5% |
| Mainland Properties | 100.0% | 100.0% | 100.0% | 100.0% |
| Total | 95.8% | 95.5% | 95.7% | 95.3% |
| | | | | |
| **Total Revenues:** | | | | |
| Hawaii Properties | $ 21,006 | $ 20,671 | $ 43,131 | $ 41,172 |
| Mainland Properties | 25,532 | 25,275 | 41,028 | 40,319 |
| Total | $ 46,538 | $ 45,946 | $ 84,159 | $ 81,491 |
| | | | | |
| **NOI:** [5] | | | | |
| Hawaii Properties | $ 16,632 | $ 16,478 | $ 34,149 | $ 32,759 |
| Mainland Properties | 20,713 | 20,457 | 34,329 | 34,284 |
| Total | $ 37,345 | $ 36,935 | $ 68,478 | $ 67,043 |
| | | | | |
| **NOI % Change:** | | | | |
| Hawaii Properties | 0.9% | | 4.2% | |
| Mainland Properties | 1.3% | | 0.1% | |
| Total | 1.1% | | 2.1% | |

[1] Consists of properties that we owned continuously since April 1, 2013.

[2] Consists of properties that we owned continuously since January 1, 2013.

[3] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[4] Includes (i) space being fitted out for occupancy pursuant to leases, if any, and (ii) space that is leased but is not occupied or is being offered for sublease by tenants, if any.

[5] See Exhibit A for the calculation of NOI for all our properties and a reconciliation of that amount to net income determined in accordance with GAAP.

# LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

|  | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
|  | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 | 6/30/2013 |
| Properties | 50 | 48 | 48 | 45 | 44 |
| Leasable buildings, land parcels and easements | 280 | 278 | 278 | 273 | 272 |
| Total sq. ft. [1] | 27,040 | 26,053 | 26,053 | 25,702 | 25,391 |
| Square feet leased | 25,980 | 24,920 | 24,883 | 24,564 | 24,242 |
| Percentage leased | 96.1% | 95.7% | 95.5% | 95.6% | 95.5% |
| **Leasing Activity (Sq. Ft.):** | | | | | |
| New leases | 91 | 83 | 345 | - | 51 |
| Renewals | 148 | 123 | 299 | 72 | 1 |
| Total | 239 | 206 | 644 | 72 | 52 |
| **% Change in GAAP Rent: [2]** | | | | | |
| New leases | 41.8% | 48.4% | 33.5% | 0.0% | 41.4% |
| Renewals | 2.7% | -0.1% | 5.3% | -12.8% | 4.3% |
| Weighted average | 21.0% | 20.0% | 18.2% | -12.8% | 38.0% |
| **Leasing Costs and Concession Commitments: [3]** | | | | | |
| New leases | $ 593 | $ 572 | $ 479 | $ - | $ 432 |
| Renewals | 54 | 8 | 31 | 32 | 5 |
| Total | $ 647 | $ 580 | $ 510 | $ 32 | $ 437 |
| **Leasing Costs and Concession Commitments per Sq. Ft.: [3]** | | | | | |
| New leases | $ 6.52 | $ 6.89 | $ 1.39 | $ - | $ 8.47 |
| Renewals | $ 0.36 | $ 0.07 | $ 0.10 | $ 0.44 | $ 5.00 |
| Total | $ 2.71 | $ 2.82 | $ 0.79 | $ 0.44 | $ 8.40 |
| **Weighted Average Lease Term by Sq. Ft. (years):** | | | | | |
| New leases | 12.5 | 13.7 | 12.6 | - | 16.4 |
| Renewals | 3.6 | 11.5 | 16.2 | 10.4 | 3.3 |
| Total | 7.0 | 12.4 | 14.3 | 10.4 | 16.0 |
| **Leasing Costs and Concession Commitments per Sq. Ft. per Year: [3]** | | | | | |
| New leases | $ 0.52 | $ 0.50 | $ 0.11 | $ - | $ 0.52 |
| Renewals | $ 0.10 | $ 0.01 | $ 0.01 | $ 0.04 | $ 1.52 |
| Total | $ 0.39 | $ 0.23 | $ 0.06 | $ 0.04 | $ 0.53 |

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements and exclude lease value amortization.

[3] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent. Amounts are per square foot per year for the weighted average lease term by leased square footage.

*The above leasing summary is based on leases entered into during the periods indicated.*

# OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



| Property Type | Total Sq. Ft. [1] As of 6/30/2014 | Sq. Ft. Leases Executed During the Three Months Ended 6/30/2014 | | |
|---|---|---|---|---|
| | | New | Renewals | Total |
| Hawaii Properties | 17,793 | 91 | 148 | 239 |
| Mainland Properties | 9,247 | - | - | - |
| Total | 27,040 | 91 | 148 | 239 |

| | | | Sq. Ft. Leased | | | | |
|---|---|---|---|---|---|---|---|
| Property Type | As of 3/31/2014 | 3/31/2014 % Leased [2] | Expired | New and Renewals | Acquisitions / (Sales) | As of 6/30/2014 | 6/30/2014 % Leased |
| Hawaii Properties | 16,660 | 93.6% | (166) | 239 | - | 16,733 | 94.0% |
| Mainland Properties | 8,260 | 100.0% | - | - | 987 | 9,247 | 100.0% |
| Total | 24,920 | 95.7% | (166) | 239 | 987 | 25,980 | 96.1% |

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period, if any.



# TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUES

(sq. ft. in thousands)

**As of June 30, 2014**

| | Tenant | Property Type | Sq. Ft. [1] | % of Total Sq. Ft. [1] | % of Annualized Rental Revenue [2] | Expiration |
|---|---|---|---|---|---|---|
| 1 | Tellabs, Inc. | Mainland Properties | 820 | 3.2% | 7.5% | 3/31/2029 |
| 2 | Bank of America, N.A. | Mainland Properties | 554 | 2.1% | 6.2% | 1/31/2026 |
| 3 | MeadWestvaco Corporation | Mainland Properties | 311 | 1.2% | 5.3% | 6/30/2023 |
| 4 | Orbital Sciences Corporation | Mainland Properties | 337 | 1.3% | 4.6% | 6/30/2023 |
| 5 | Cinram Group, Inc. | Mainland Properties | 1,371 | 5.3% | 4.1% | 8/30/2032 |
| 6 | Novell, Inc. | Mainland Properties | 406 | 1.6% | 3.5% | 11/30/2024 |
| 7 | The Southern Company | Mainland Properties | 448 | 1.7% | 2.1% | 12/31/2018 |
| 8 | Hawaii Independent Energy, LLC (formerly Tesoro) | Hawaii Properties | 3,148 | 12.1% | 1.9% | 4/30/2019; 12/31/2019; 3/31/2024 |
| 9 | Bookspan | Mainland Properties | 502 | 1.9% | 1.8% | 9/23/2028 |
| 10 | Vivint, Inc. | Mainland Properties | 125 | 0.5% | 1.6% | 11/30/2024 |
| 11 | Merkle Group, Inc. | Mainland Properties | 120 | 0.5% | 1.6% | 5/31/2023 |
| 12 | Micron Technology, Inc. | Mainland Properties | 96 | 0.4% | 1.6% | 4/30/2020 |
| 13 | Shurtape Technologies, LLC | Mainland Properties | 645 | 2.5% | 1.6% | 5/28/2024 |
| 14 | Servco Pacific, Inc. | Hawaii Properties | 537 | 2.1% | 1.5% | 1/31/2029; 2/29/2032 |
| 15 | Stratus Technologies, Inc. | Mainland Properties | 287 | 1.1% | 1.5% | 5/31/2016 |
| 16 | Colgate - Palmolive Company | Mainland Properties | 142 | 0.5% | 1.4% | 1/31/2024 |
| 17 | Ruckus Wireless, Inc. | Mainland Properties | 96 | 0.4% | 1.3% | 11/30/2022 |
| 18 | Hartford Fire Insurance Company | Mainland Properties | 100 | 0.4% | 1.3% | 6/30/2021 |
| 19 | SunPower Corporation | Mainland Properties | 129 | 0.5% | 1.2% | 4/30/2021 |
| 20 | Arrowhead General Insurance Agency, Inc. | Mainland Properties | 95 | 0.4% | 1.2% | 7/31/2019 |
| 21 | Safeway Stores, Inc. | Hawaii Properties | 146 | 0.6% | 1.1% | 10/30/2018 |
| 22 | Valassis Communications, Inc. | Mainland Properties | 268 | 1.0% | 1.1% | 9/30/2023 |
| 23 | BCI Coca-Cola Bottling Company | Hawaii Properties | 351 | 1.4% | 1.1% | 12/31/2022; 7/31/2039 |
| 24 | Sprint Nextel Corporation | Mainland Properties | 140 | 0.5% | 1.0% | 7/31/2018 |
| 25 | Manheim Services Corporation | Hawaii Properties | 338 | 1.3% | 1.0% | 5/31/2016 |
| | Total | | 11,512 | 44.3% | 58.1% | |

[1] Pursuant to existing leases as of June 30, 2014 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of June 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.



# THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

| | Total as of 6/30/2014 | 2014 | 2015 | 2016 | 2017 and Thereafter |
|---|---|---|---|---|---|
| **Lease Expirations:** | | | | | |
| | | | | | |
| **Hawaii Properties:** | | | | | |
| Total sq. ft. | 17,793 | | | | |
| Leased sq. ft. [1] | 16,733 | 98 | 358 | 550 | 15,727 |
| Percent | | 0.6% | 2.1% | 3.3% | 94.0% |
| Annualized rental revenue [2] | $ 82,016 | $ 409 | $ 2,607 | $ 3,550 | $ 75,450 |
| Percent | | 0.5% | 3.2% | 4.3% | 92.0% |
| | | | | | |
| **Mainland Properties:** | | | | | |
| Total sq. ft. | 9,247 | | | | |
| Leased sq. ft. [1] | 9,247 | - | 247 | 557 | 8,443 |
| Percent | | 0.0% | 2.7% | 6.0% | 91.3% |
| Annualized rental revenue [2] | $ 141,860 | $ - | $ 3,464 | $ 5,207 | $ 133,189 |
| Percent | | 0.0% | 2.4% | 3.7% | 93.9% |
| | | | | | |
| **Total:** | | | | | |
| Total sq. ft. | 27,040 | | | | |
| Leased sq. ft. [1] | 25,980 | 98 | 605 | 1,107 | 24,170 |
| Percent | | 0.4% | 2.3% | 4.3% | 93.0% |
| Annualized rental revenue [2] | $ 223,876 | $ 409 | $ 6,071 | $ 8,757 | $ 208,639 |
| Percent | | 0.2% | 2.7% | 3.9% | 93.2% |

[1] Pursuant to existing leases as of June 30, 2014 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of June 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

# PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)



| Period / Year | Number of Tenants with Expiring Leases | Rented Square Feet Expiring [1] | % of Total Rented Square Feet Expiring [1] | Cumulative % of Total Rented Square Feet Expiring [1] | Annualized Rental Revenue Expiring [2] | % of Total Annualized Rental Revenue Expiring [2] | Cumulative % of Total Annualized Rental Revenue Expiring [2] |
|---|---|---|---|---|---|---|---|
| 7/1/2014 - 12/31/2014 | 9 | 98 | 0.4% | 0.4% | $ 409 | 0.2% | 0.2% |
| 2015 | 26 | 605 | 2.3% | 2.7% | 6,071 | 2.7% | 2.9% |
| 2016 | 23 | 1,107 | 4.3% | 7.0% | 8,757 | 3.9% | 6.8% |
| 2017 | 13 | 505 | 1.9% | 8.9% | 6,141 | 2.7% | 9.5% |
| 2018 | 14 | 1,483 | 5.7% | 14.6% | 14,862 | 6.6% | 16.1% |
| 2019 | 17 | 1,835 | 7.1% | 21.7% | 7,374 | 3.3% | 19.4% |
| 2020 | 5 | 318 | 1.2% | 22.9% | 4,276 | 1.9% | 21.3% |
| 2021 | 7 | 795 | 3.1% | 26.0% | 7,512 | 3.4% | 24.7% |
| 2022 | 65 | 3,028 | 11.7% | 37.7% | 24,005 | 10.7% | 35.4% |
| 2023 | 12 | 1,837 | 7.1% | 44.8% | 36,817 | 16.4% | 51.8% |
| Thereafter | 87 | 14,369 | 55.2% | 100.0% | 107,652 | 48.2% | 100.0% |
| Total | 278 | 25,980 | 100.0% | | $ 223,876 | 100.0% | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Weighted average remaining lease term (in years) | | 11.6 | | | 10.6 | | |

[1] Rented square feet is pursuant to existing leases as of June 30, 2014, and includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of June 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

# HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)



### Historical Hawaii Land Rent Resets:

| | For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 | 6/30/2013 |
| Number of leases subject to resets | 11 | 18 | 5 | 2 | 2 |
| Square feet | 721 | 592 | 254 | 77 | 69 |
| Percent change in GAAP rent [1] | 30.9% | 50.8% | 43.3% | 29.4% | 57.0% |

### Scheduled Hawaii Land Rent Resets:

| | Number of Resets | Sq. Ft. | Annualized Rental Revenue [2] |
|---|---|---|---|
| Resets open from prior periods | 7 [3] | 2,578 | $ 3,872 [4] |
| 7/1/2014 - 12/31/2014 | 2 | 336 | 884 |
| 2015 | 5 | 606 | 1,972 |
| 2016 | - | - | - |
| 2017 and Thereafter | 65 | 5,163 | 27,558 |
| Total | 79 | 8,683 | $ 34,286 |

[1] Percent difference in prior rents charged for same space. Reset rents include estimated recurring expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of June 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

[3] Includes leases subject to reset in prior periods that remain under negotiation or subject to arbitration proceedings to determine the reset amounts.

[4] Amount includes rents currently being paid, excluding rent resets not yet established. However, rental income in our condensed consolidated statement of income includes an accrual for estimated rental rate adjustments.



Former Damon Estate, Honolulu, HI
8 Properties (185 buildings, leasable land parcels and easements)
Approximate Square Feet: 9,600,000

Honolulu CBD

Certain of the land parcels
included in the former
Damon Estate properties

# CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)

(dollars in thousands)



**EXHIBIT A**

| | For the Three Months Ended | | | | For the Six Months Ended | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 6/30/2014 | | 6/30/2013 | | 6/30/2014 | | 6/30/2013 | |
| **Calculation of NOI:** | | | | | | | | |
| Rental Income | $ | 48,465 | $ | 38,706 | $ | 93,528 | $ | 76,164 |
| Tenant reimbursements and other income | | 8,092 | | 7,240 | | 16,057 | | 13,642 |
| Real estate taxes | | (5,483) | | (5,159) | | (10,935) | | (9,785) |
| Other operating expenses | | (4,502) | | (3,852) | | (9,029) | | (7,100) |
| NOI | $ | 46,572 | $ | 36,935 | $ | 89,621 | $ | 72,921 |
| | | | | | | | | |
| **Reconciliation of NOI to Net Income:** | | | | | | | | |
| NOI | $ | 46,572 | $ | 36,935 | $ | 89,621 | $ | 72,921 |
| Depreciation and amortization | | (10,495) | | (7,295) | | (19,789) | | (13,960) |
| Acquisition related costs | | (136) | | (156) | | (374) | | (689) |
| General and administrative | | (2,198) | | (2,957) | | (7,374) | | (5,676) |
| Operating income | $ | 33,743 | $ | 26,527 | $ | 62,084 | $ | 52,596 |
| | | | | | | | | |
| Interest expense | | (3,634) | | (3,779) | | (6,992) | | (7,252) |
| Gain on early extinguishment of debt | | - | | - | | 243 | | - |
| Income tax expense | | (19) | | (40) | | (90) | | (80) |
| Equity in earnings (loss) of an investee | | 118 | | 79 | | 21 | | 155 |
| Net Income | $ | 30,208 | $ | 22,787 | $ | 55,266 | $ | 45,419 |

*We calculate NOI as shown above. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.*



# CALCULATION OF EBITDA AND ADJUSTED EBITDA

(dollars in thousands)

EXHIBIT B

| | For the Three Months Ended | | For the Six Months Ended | |
|---|---|---|---|---|
| | 6/30/2014 | 6/30/2013 | 6/30/2014 | 6/30/2013 |
| Net income | $ 30,208 | $ 22,787 | $ 55,266 | $ 45,419 |
| Plus: interest expense | 3,634 | 3,779 | 6,992 | 7,252 |
| Plus: income tax expense | 19 | 40 | 90 | 80 |
| Plus: depreciation and amortization | 10,495 | 7,295 | 19,789 | 13,960 |
| EBITDA | 44,356 | 33,901 | 82,137 | 66,711 |
| Plus: acquisition related costs | 136 | 156 | 374 | 689 |
| Plus: general and administrative expense paid in common shares [(1)] | (994) | 392 | 1,405 | 746 |
| Less: gain on early extinguishment of debt | - | - | (243) | - |
| Adjusted EBITDA | $ 43,498 | $ 34,449 | $ 83,673 | $ 68,146 |

[(1)] Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

*We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.*



# CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

**EXHIBIT C**

| | For the Three Months Ended | | For the Six Months Ended | |
| --- | --- | --- | --- | --- |
| | 6/30/2014 | 6/30/2013 | 6/30/2014 | 6/30/2013 |
| Net income | $ 30,208 | $ 22,787 | $ 55,266 | $ 45,419 |
| Plus: depreciation and amortization | 10,495 | 7,295 | 19,789 | 13,960 |
| FFO | 40,703 | 30,082 | 75,055 | 59,379 |
| Plus: acquisition related costs | 136 | 156 | 374 | 689 |
| Plus: estimated business management incentive fees [1] | (1,611) | 196 | 427 | 393 |
| Less: gain on early extinguishment of debt | - | - | (243) | - |
| Normalized FFO | $ 39,228 | $ 30,434 | $ 75,613 | $ 60,461 |
| Weighted average common shares outstanding | 54,178 | 39,288 | 52,021 | 39,285 |
| FFO per share | $ 0.75 | $ 0.77 | $ 1.44 | $ 1.51 |
| Normalized FFO per share | $ 0.72 | $ 0.77 | $ 1.45 | $ 1.54 |

[1] Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in annual FFO per share, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense each quarter. Although we recognize this expense each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. The negative amount for this fee for the 2014 second quarter reflects the reversal recognized for that quarter of the amount by which the estimated 2014 incentive fee accrued as of March 31, 2014 exceeded the amount of that fee estimated as of June 30, 2014. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

*We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, estimated business management incentive fees and gain on early extinguishment of debt. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement and term loan agreement, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.*

# PROPERTY DETAIL

(dollars and square feet in thousands)

**EXHIBIT D**



| Property | City | State | Number of Buildings & Contiguous Land Parcels [1] | Property Type | | Square Feet | % Leased | Annualized Rental Revenue [2] | Undepreciated Carrying Value | Depreciated Carrying Value | Date Acquired [3] | Weighted Average Year Built or Substantially Renovated [4] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1. Inverness Center | Birmingham | AL | 3 | Mainland Properties | Building | 448 | 100.0% | $ 4,803 | $ 36,631 | $ 33,736 | 12/9/2010 | 1985 |
| 2. Cinram Distribution Center | Huntsville | AL | 1 | Mainland Properties | Building | 1,371 | 100.0% | 9,210 | 73,001 | 69,913 | 8/31/2012 | 2007 |
| 3. Regents Center | Tempe | AZ | 2 | Mainland Properties | Building | 101 | 100.0% | 1,481 | 13,277 | 8,326 | 6/30/1999 | 1988 |
| 4. Campbell Place | Carlsbad | CA | 2 | Mainland Properties | Building | 95 | 100.0% | 2,589 | 21,314 | 20,530 | 9/21/2012 | 2007 |
| 5. Folsom Corporate Center | Folsom | CA | 1 | Mainland Properties | Building | 96 | 100.0% | 3,493 | 28,954 | 26,723 | 12/17/2010 | 2009 |
| 6. Bayside Technology Park | Fremont | CA | 1 | Mainland Properties | Building | 101 | 100.0% | 2,125 | 10,581 | 9,929 | 3/19/2009 | 1990 |
| 7. North First Street | San Jose | CA | 1 | Mainland Properties | Building | 64 | 100.0% | 1,893 | 14,121 | 14,022 | 12/23/2013 | 2013 |
| 8. Rio Robles Drive | San Jose | CA | 3 | Mainland Properties | Building | 186 | 100.0% | 4,406 | 44,925 | 44,571 | 12/23/2013 | 2011 |
| 9. 350 West Java Drive | Sunnyvale | CA | 1 | Mainland Properties | Building | 96 | 100.0% | 2,940 | 24,012 | 23,493 | 11/15/2012 | 2012 |
| 10. 333 Inverness Drive South | Englewood | CO | 1 | Mainland Properties | Building | 140 | 100.0% | 2,249 | 15,446 | 14,826 | 6/15/2012 | 1998 |
| 11. 2 Tower Drive | Wallingford | CT | 1 | Mainland Properties | Building | 62 | 100.0% | 396 | 3,643 | 3,219 | 10/24/2006 | 1978 |
| 12. 1 Targeting Center | Windsor | CT | 1 | Mainland Properties | Building | 97 | 100.0% | 1,119 | 9,076 | 8,730 | 7/20/2012 | 1999 |
| 13. 235 Great Pond Road | Windsor | CT | 1 | Mainland Properties | Building | 171 | 100.0% | 1,383 | 11,869 | 11,416 | 7/20/2012 | 2004 |
| 14. 2100 NW 82nd Ave | Miami | FL | 1 | Mainland Properties | Building | 37 | 100.0% | 176 | 1,842 | 1,277 | 3/19/1998 | 2013 |
| 15. King Street Ground Lease | Honolulu | HI | 1 | Hawaii Properties | Land | 21 | 100.0% | 234 | 1,342 | 1,342 | 12/5/2003 | - |
| 16. Mapunapuna Ground Leases | Honolulu | HI | 129 | Hawaii Properties | Land | 6,541 | 100.0% | 44,434 | 344,441 | 341,892 | 12/5/2003;11/21/2012 | - |
| 17. Safeway Shopping Center | Honolulu | HI | 3 | Hawaii Properties | Land | 158 | 100.0% | 2,649 | 11,604 | 11,549 | 12/5/2003 | - |
| 18. Salt Lake Shopping Center | Honolulu | HI | 2 | Hawaii Properties | Land | 334 | 100.0% | 1,657 | 9,660 | 9,660 | 12/5/2003 | - |
| 19. Sand Island Ground Leases | Honolulu | HI | 41 | Hawaii Properties | Land | 2,189 | 97.4% | 14,593 | 94,269 | 94,253 | 12/5/2003 | - |
| 20. Sand Island Buildings | Honolulu | HI | 7 | Hawaii Properties | Building | 274 | 95.6% | 3,854 | 36,421 | 31,641 | 12/5/2003;11/23/2004 | 1974 |
| 21. Waiwai Ground Leases | Honolulu | HI | 2 | Hawaii Properties | Land | 45 | 100.0% | 353 | 2,567 | 2,447 | 12/5/2003 | - |
| 22. Campbell Buildings | Kapolei | HI | 5 | Hawaii Properties | Building | 285 | 97.7% | 3,042 | 23,862 | 20,318 | 6/15/2005 | 1978 |
| 23. Campbell Easements | Kapolei | HI | 3 | Hawaii Properties | Land | - | - | - [5] | 10,496 | 10,496 | 6/15/2005 | - |
| 24. Campbell Ground Leases | Kapolei | HI | 35 | Hawaii Properties | Land | 7,901 | 87.5% | 11,012 | 102,925 | 102,787 | 6/15/2005 | - |
| 25. Waipahu Ground Lease | Waipahu | HI | 1 | Hawaii Properties | Land | 44 | 100.0% | 188 | 717 | 717 | 12/5/2003 | - |
| 26. 951 Trails Road | Eldridge | IA | 1 | Mainland Properties | Building | 172 | 100.0% | 825 | 8,326 | 6,917 | 4/2/2007 | 2001 |
| 27. 2300 N 33rd Ave | Newton | IA | 1 | Mainland Properties | Building | 317 | 100.0% | 1,377 | 13,899 | 11,926 | 9/29/2008 | 2008 |
| 28. 1415 West Diehl Road | Naperville | IL | 1 | Mainland Properties | Building | 820 | 100.0% | 16,766 | 188,387 | 187,295 | 4/1/2014 | 2001 |
| 29. 440 North Fairway Drive | Vernon Hills | IL | 1 | Mainland Properties | Building | 100 | 100.0% | 1,678 | 13,977 | 13,792 | 10/15/2013 | 2009 |
| 30. Capitol Tower | Topeka | KS | 1 | Mainland Properties | Building | 144 | 100.0% | 3,093 | 17,357 | 16,592 | 7/30/2012 | 2006 |

[1] Land parcels include 4 easements.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of June 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

[3] Date acquired is the date we acquired the property or the date CWH, our former parent company, acquired the property for those properties that CWH contributed to us in February 2012 in connection with our initial public offering.

[4] Weighted based on square feet.

[5] Excludes annual tenant percentage rent generally received and recognized during the first quarter of each year for the previous year.



# PROPERTY DETAIL (CONTINUED)

As of June 30, 2014

(dollars and square feet in thousands)

EXHIBIT D

| | Property | City | State | Number of Buildings & Contiguous Land Parcels (1) | Property Type | | Square Feet | % Leased | Annualized Rental Revenue (2) | Undepreciated Carrying Value | Depreciated Carrying Value | Date Acquired (3) | Weighted Average Year Built or Substantially Renovated (4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 31. | The Atrium at Circleport II | Erlanger | KY | 1 | Mainland Properties | Building | 86 | 100.0% | 1,085 | 12,604 | 9,887 | 6/30/2003 | 1999 |
| 32. | 300 and 330 Billerica Road | Chelmsford | MA | 2 | Mainland Properties | Building | 209 | 100.0% | 2,456 | 17,781 | 16,855 | 1/18/2011;9/27/2012 | 2001 |
| 33. | 111 Powdermill Road | Maynard | MA | 1 | Mainland Properties | Building | 287 | 100.0% | 3,377 | 29,883 | 25,099 | 3/30/2007 | 1990 |
| 34. | 7001 Columbia Gateway Drive | Columbia | MD | 1 | Mainland Properties | Building | 120 | 100.0% | 3,604 | 28,292 | 27,370 | 12/21/2012 | 2008 |
| 35. | 3550 Green Court | Ann Arbor | MI | 1 | Mainland Properties | Building | 82 | 100.0% | 1,625 | 13,019 | 12,657 | 12/21/2012 | 1998 |
| 36. | 725 Darlington Avenue | Mahwah | NJ | 1 | Mainland Properties | Building | 167 | 100.0% | 2,158 | 17,943 | 17,884 | 4/9/2014 | 2010 |
| 37. | 8687 Carling Road | Liverpool | NY | 1 | Mainland Properties | Building | 38 | 100.0% | 739 | 5,564 | 4,530 | 1/6/2006 | 2007 |
| 38. | 1212 Pittsford - Victor Road | Pittsford | NY | 1 | Mainland Properties | Building | 55 | 100.0% | 1,052 | 4,748 | 3,459 | 11/30/2004 | 2003 |
| 39. | 500 Canal View Boulevard | Rochester | NY | 1 | Mainland Properties | Building | 95 | 100.0% | 1,527 | 15,145 | 11,774 | 1/6/2006 | 1997 |
| 40. | 32150 Just Imagine Drive | Avon | OH | 1 | Mainland Properties | Building | 645 | 100.0% | 3,479 | 25,480 | 22,522 | 5/29/2009 | 2000 |
| 41. | 501 Ridge Avenue | Hanover | PA | 1 | Mainland Properties | Building | 502 | 100.0% | 4,002 | 27,030 | 23,812 | 9/24/2008 | 1965 |
| 42. | 16001 North Dallas Parkway | Addison | TX | 2 | Mainland Properties | Building | 554 | 100.0% | 13,981 | 105,438 | 102,069 | 1/16/2013 | 1996 |
| 43. | Research Park | Austin | TX | 2 | Mainland Properties | Building | 149 | 100.0% | 2,019 | 15,108 | 9,991 | 6/16/1999 | 1999 |
| 44. | 4421 W. John Carp. Freeway | Irving | TX | 1 | Mainland Properties | Building | 54 | 100.0% | 634 | 5,974 | 3,751 | 3/19/1998 | 1995 |
| 45. | 3600 Wiseman Boulevard | San Antonio | TX | 1 | Mainland Properties | Building | 100 | 100.0% | 2,845 | 15,423 | 15,043 | 3/19/2013 | 2004 |
| 46. | 1800 Novell Place | Provo | UT | 1 | Mainland Properties | Building | 406 | 100.0% | 7,940 | 85,640 | 81,528 | 6/1/2012 | 2000 |
| 47. | 4885-4931 North 300 West | Provo | UT | 2 | Mainland Properties | Building | 125 | 100.0% | 3,650 | 29,338 | 28,473 | 2/28/2013 | 2009 |
| 48. | 501 South 5th Street | Richmond | VA | 1 | Mainland Properties | Building | 311 | 100.0% | 11,945 | 123,672 | 120,927 | 7/2/2013 | 2009 |
| 49. | Orbital Sciences Campus | Sterling | VA | 3 | Mainland Properties | Building | 337 | 100.0% | 10,318 | 72,113 | 69,649 | 11/29/2012 | 2000 |
| 50. | 181 Battaile Drive | Winchester | VA | 1 | Mainland Properties | Building | 308 | 100.0% | 1,422 | 14,341 | 11,701 | 4/20/2006 | 1987 |
| | | | | 280 | | | 27,040 | 96.1% | $ 223,876 | $ 1,853,478 | $ 1,773,316 | | |

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of June 30, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

(3) Date acquired is the date we acquired the property or the date CWH acquired the property for those properties that CWH, our former parent company, contributed to us in February 2012 in connection with our initial public offering.

(4) Weighted based on square feet.